Office of the Secretary	March 20, 2006
Securities and Exchange Commission
100 F.Street North East
Washington , D.C. 20549-0406


RE : Interplay Entertainment Corp. (IPLY)
Item 4.01 Form 8-K
Filed February 16,2006
File No. 000-24363

Dear Sir/ Madam:

Interplay Entertainment Corp. has the following response to
      your letter dated March 2, 2006.
 An 8-K/A has been filed today to provide the information to required by your letter dated March 2, 2006.
 As discussed with Morgan Youngwood in a telephone
       conference on Wednesday, March 15, 2006
 and as referred to in the 8-K/A filed today the additional
       information required by your letter dated
     March 2, 2006 has previously been filed.

We acknowledge that:

1.  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


Herve Caen
CEO and Interim CFO



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